TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996     Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

KINROSS GOLD/TERYL RESOURCES: NEW PHASE II DRILL
RESULTS - GIL PROJECT, ALASKA

Teryl Resources Announces that Phase II
Drilling Intercepts Significant In-fill Gold Mineralization

For Immediate Release: January 8, 2004, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC) announces further drill results from the 2003 second phase exploration program at the Gil Gold Project, Alaska, a joint venture with Kinross Gold Corporation (TSX: K).

The first phase drill program (see News Release, September 29, 2003) increased the geologic understanding of the Main Gil gold deposit to provide a more accurate gold distribution deposit model and extended the strike length of the Main Gil zone to almost 3,000 feet. Phase 2 drilling has recently been completed bringing 2003 drilling totals to 27,590 feet of reverse circulation drilling in 127 holes and 8,917 feet of diamond core drilling in 31 holes. The best gold results were on Hole # GVR03-398, which intersected 135 feet of 0.087 opt gold including 85 feet of 0.121 opt gold.

Following are new assays from a portion of the second phase drilling program on the Main Gil deposit. Analytical results from additional drill holes will be published when available. Please note assays have not been capped.

Hole #	From (feet)	To (feet)	Thick	Au opt	Prospect
GVR03-375	35	85	50	0.054	Main Gil
GVR03-388	40	55	15	0.076	Main Gil
GVR03-393	50	80	30	0.143	Main Gil
GVR03-393	130	195	65	0.033	Main Gil
GVR03-396	30	60	30	0.036	Main Gil
GVR03-398	140	275	135	0.087	Main Gil
including	140	225	85	0.121	Main Gil
GVR03-399	25	35	10	0.155	Main Gil
GVR03-402	40	65	25	0.060	Main Gil

GVR03-403	155	195	40	0.126	Main Gil
GVR03-404	125	145	20	0.038	Main Gil
GVR03-405	25	50	25	0.051	Main Gil
GVR03-406	0	40	40	0.034	Main Gil
and	185	210	25	0.034	Main Gil
GVR03-407	65	110	45	0.053	Main Gil
GVR03-410	70	80	10	0.101	Main Gil
GVR03-411	210	245	35	0.085	Main Gil
GVR03-412	60	105	45	0.038	Main Gil
GVR03-413	60	90	30	0.039	Main Gil
GVR03-416	0	35	35	0.047	Main Gil
GVR03-420	170	190	20	0.077	Main Gil
GVR03-421	70	90	20	0.068	Main Gil
and	150	170	20	0.066	Main Gil
GVR03-424	50	115	65	0.043	Main Gil

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the West Ridge Property (100% owned), the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact: John Robertson
Tel. 800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.